Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Penn West Energy Trust Announces Closing of Offer to Purchase 7.2
     Percent and 8.0 Percent Convertible Debentures Assumed from Vault Energy
     Trust

     CALGARY, March 5 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") announced on January 29, 2008 that it had made a cash offer (the "7.2 Percent Offer") to purchase all of the outstanding 7.2 percent convertible unsecured subordinated debentures due May 31, 2011 trading under the symbol "PWT.DB.E" (the "7.2 Percent Debentures") and a cash offer (the
"8.0 Percent Offer") to purchase all of the outstanding 8.0 percent convertible unsecured subordinated debentures due June 30, 2010 trading under the symbol "PWT.DB.C" (the "8.0 Percent Debentures") (collectively, the
"Debentures") as a result of Penn West's acquisition of Vault Energy Trust on
January 10, 2008 (collectively, the "Offers"). The Offers expired at
12:00 noon MST on March 5, 2008.
     Pursuant to the 7.2 Percent Offer, Penn West offered to purchase all of the issued and outstanding 7.2 Percent Debentures at a price equal to
101 percent of the principal amount thereof plus accrued interest up to, but excluding, the date of acquisition of the 7.2 Percent Debentures, or $1,028.94 per $1,000 principal amount of 7.2 Percent Debenture ($1,010 of which represents payment in respect of principal and $18.94 of which represents payment in respect of accrued interest). In aggregate, $23,779,000 principal amount of 7.2 Percent Debentures were validly tendered to the 7.2 Percent
Offer in exchange for aggregate cash consideration of $24,467,164 ($24,016,790 of which represents payment in respect of principal and the premium, and
$450,374 of which represents payment in respect of accrued interest).
     Pursuant to the 8.0 Percent Offer, Penn West offered to purchase all of the issued and outstanding 8.0 Percent Debentures at a price equal to
101 percent of the principal amount thereof plus accrued interest up to, but excluding, the date of acquisition of the 8.0 Percent Debentures, or $1,024.25 per $1,000 principal amount of 8.0 Percent Debenture ($1,010 of which represented payment in respect of principal and $14.25 of which represented payment in respect of accrued interest). In aggregate, $11,000 principal amount of 8.0 Percent Debentures were validly tendered to the 8.0 Percent
Offer in exchange for aggregate cash consideration of $11,267 ($11,110 of which represents payment in respect of principal and the premium, and $157 of which represents payment in respect of accrued interest).
     Following the completion of the Offers, $26,221,000 principal amount of the 7.2 Percent Debentures and $48,660,000 principal amount of the 8.0 Percent
Debentures remain outstanding in accordance with their terms.

     Penn West trust units and debentures are listed on the Toronto Stock
Exchange under the symbols PWT.UN, PWT.DB.A, PWT.DB.B, PWT.DB.C, PWT.DB.D,
PWT.DB.E and PWT.DB.F and Penn West trust units are listed on the New York
Stock Exchange under the symbol PWE.

     %SEDAR: 00022266E          %CIK: 0001334388

     /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699; Investor Relations: Phone:
1-888-770-2633, E-mail: investor_relations(at)pennwest.com, Website:
www.pennwest.com/
     (PWT.UN. PWT.DB.F. PWT.DB.A. PWT.DB.C. PWT.DB.B. PWT.DB.D. PWT.DB.E. PWE)

CO:  Penn West Energy Trust

CNW 17:54e 05-MAR-08